UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                        ONTRACK Data International, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   683372 10 6
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  683372 10 6
           -----------------------

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     1.   Names of Reporting Persons/I.R.S. Identification Nos. of Above
          Persons (Entities Only).
               John E. Pence

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions) NA

          (a)

          (b)

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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization  United States of America

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Number of       5.  Sole Voting Power  1,338,291 (includes 80,000 shares subject
Shares              to options exercisable within 60 days of December 31, 2001)
Beneficially
Owned by        ----------------------------------------------------------------
Each            6.  Shared Voting Power   N/A
Reporting
Person With     ----------------------------------------------------------------
                7.  Sole Dispositive Power  1,338,291 (includes 80,000 shares subject to options exercisable within 60 days of December
                    31, 2001)

                ----------------------------------------------------------------
                8.  Shared Dispositive Power   N/A

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,338,291 (includes 80,000 shares subject to options exercisable within 60 days of December 31, 2001)
--------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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     11.  Percent of Class Represented by Amount in Row (9)  12.8%

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     12.  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

ITEM 1 (a) Name of Issuer:

               The issuer to which this Schedule 13G relates is ONTRACK Data International, Inc., a Minnesota corporation.

ITEM 1 (b) Address of Issuer's Principal Executive Offices:

               The principal executive office of the Issuer is located at 9023 Columbine Road, Eden Prairie, MN 55347.

ITEM 2 (a) Name of Person Filing:

               John E. Pence

ITEM 2 (b) Address of Principal Business Office or, if None, Residence:

               51 Eagle Valley, HCR-52, Box 102A6, Hot Springs, SD 57747

ITEM 2 (c) Citizenship:

               United States of America

ITEM 2 (d) Title of Class of Securities:

               The class of equity securities to which this Schedule 13G relates is the common stock, $0.01 par value per share, of ONTRACK Data International, Inc.

ITEM 2 (e) CUSIP Number:

               683372 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

           (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP. As of December 31, 2001, the ownership of Mr. Pence was as follows:

           (a) Amount beneficially owned: 1,338,291 (includes (1) 80,000 shares subject to options exercisable within 60 days of December 31, 2001 and (2) 250,146 shares owned by Pence Family Limited Partnership, of which Mr. Pence is the general partner)

           (b)    Percent of class: 12.8%

           (c)    Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:
                        1,338,291(includes (1) 80,000 shares subject to options exercisable within 60 days of December 31, 2001 and (2) 250,146 shares owned by Pence Family Limited Partnership, of which Mr. Pence is the general partner)

                  (ii)  Shared power to vote or to direct the vote: N/A

                  (iii) Sole power to dispose or to direct the disposition of
                        1,338,291 (includes (1) 80,000 shares subject to options exercisable within 60 days of December 31, 2001 and (2) 250,146 shares owned by Pence Family Limited Partnership, of which Mr. Pence is the general partner)

                  (iv)  Shared power to dispose or to direct the disposition of:
                        N/A

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.    CERTIFICATIONS.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 11, 2002
                                        ----------------------------------------
                                                          Date

                                                   /s/ John E. Pence
                                        ----------------------------------------
                                                        Signature

                                                     John E. Pence
                                        ----------------------------------------
                                                       Name/Title